RESIGNATION LETTER

October 9, 2007

The Board of Directors of
Wentworth II, Inc.
936A Beachland Blvd., Suite 13
Vero Beach, FL, 32963

Gentlemen:

This letter confirms that I hereby resign from all of the offices of Wentworth II, Inc., a Delaware corporation (the “Corporation”), that I hold effective immediately and as a director effective automatically on the tenth day following the mailing to the stockholders of the Corporation of an information statement complying with the requirements of Rule 14f-1 of the Securities Exchange Act of 1934 that will also be filed with the Securities and Exchange Commission.

My resignation is not the result of any disagreement with the Corporation on any matter relating to its operation, policies (including accounting or financial policies) or practices.

Sincerely,

Kevin Keating